FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Levon Resources Ltd.
Suite 900, 570 Granville Street
Vancouver, BC
V6C 3P1
Telephone: (604) 682-3701
Facsimile: (604) 682-3600

2. **Date of Material Change**

November 4, 2014

3. **News Release**

The news release was disseminated on November 4, 2014 via Marketwired.

4 **Summary of Material Change**

Levon Resources Ltd. (the "**Company**") has closed its previously announced private placement, pursuant to which the Company has issued 4,400,000 common shares at a price of CAD$0.25 per common share for gross proceeds of US$1,000,000 (the "Placement").

Levon also paid a finder's fee consisting of USD$25,000 cash, 110,000 common shares and 132,000 common share purchase warrants (the "Warrants"). Each Warrant is exercisable at a price of CAD$0.26 per share for a period of 12 months following closing of the Placement.

5. **Full Description of Material Change**

See news release dated November 4, 2014 attached as Schedule "A" hereto.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Ron Tremblay, President and CEO, (604) 682-3701

9. **Date of Report**

November 5, 2014

Schedule "A"

(See attached)

LEVON RESOURCES LTD

LVN LISTED ON TMX Toronto Stock Exchange

T 604.682.3701 F 604.682.3600 IR@LEVON.COM WWW.LEVON.COM
SUITE 900, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1

TSX Trading Symbol: **LVN**
Berlin & Frankfurt: **LO9**
OTCQX: **LVNVF**

November 4, 2014

LEVON ANNOUNCES CLOSING OF USD$1 MILLION PRIVATE PLACEMENT

Levon Resources Ltd. ("Levon" or the "Company") (TSX Symbol: LVN; OTCQX: LVNVF) is pleased to announce that it has closed the private placement (the "Placement") that was announced on October 24, 2014. Pursuant to the Placement, Levon issued 4,400,000 common shares at a price of CAD$0.25 per share for gross proceeds of USD$1,000,000. The common shares sold in the Placement are subject to a four month hold period under applicable Canadian securities laws which expires on March 5, 2015.

In connection with the Placement, Levon paid a finder's fee consisting of USD$25,000 cash, 110,000 common shares and 132,000 common share purchase warrants (the "Warrants"). Each Warrant is exercisable at a price of $0.26 per share for a period of 12 months following closing of the Placement.

The common shares sold in the Placement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States unless registered under the U.S. Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

Ron Tremblay
President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.